UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0167
Washington, D.C. 20549	Expires: October 31, 2007
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-42425*
Protective Life and Annuity Insurance Company (Exact name of registrant as specified in its charter)

2801 Highway 280 South, Birmingham, Alabama 35223 (205) 268-1000 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Market Value Adjustment Interests (Title of each class of securities covered by this Form)

                                                                        N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/ /	Rule 12h-3(b)(1)(i)	/X/
Rule 12g-4(a)(1)(ii)	/ /	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 12h-3(b)(2)(ii)	/ /
		Rule 15d-6	/ /

Approximate number of holders of record as of the certification or notice date:      None

        Pursuant to the requirements of the Securities Exchange Act of 1934 Protective Life and Annuity Insurance Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 02/14/2006	By: /s/ WAYNE E. STUENKEL, President [Name, Title]

* Explanatory Note: Protective Life and Annuity Insurance Company has terminated the offering of the market value adjustment interests (“MVA Interests”) under the Securities Act of 1933, as amended (the “1933 Act”), removed from registration any MVA Interests that remained unsold under the Form S-1 registration statement as of the close of business on February 13, 2006, and amended the terms of the MVA Interests so that they qualify for the Section 3(a)(8) of the 1933 Act exemption.

Instruction: This form is required by Rule 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form
SEC2069(12-04)	displays a currently valid OMB control number.